Filed Pursuant to Rule 433
Registration Statement No. 333-215597

MARKET-LINKED STEP UP NOTES

	Market-Linked Step Up Notes Linked to an International Equity Index Basket	This graph reflects the hypothetical return on the notes based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	The Bank of Nova Scotia ("BNS")
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure
An international equity index basket comprised of the MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”). The MSCI Emerging Markets Index will be given an initial weight of 50%, the EURO STOXX 50® Index will be given an initial weight of 20%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 10%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 3.75% and the Hang Seng Index will be given an initial weight of 2.5%

Payout Profile at Maturity
●  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
●  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
●  1-to-1 downside exposure to decreases in the Market Measure beyond a 20.00% decline, with up to 80.00% of your principal at risk

Step Up Value	[142% to 148%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$4.20 to $4.80] per unit, a [42.00% to 48.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	80.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000091412118002396/bn53067346-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. Because the Index sponsor of the MSCI Emerging Markets Index converts the prices of the securities included in the MSCI Emerging Markets Index into U.S. dollars in calculating its level, you will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities included in the MSCI Emerging Markets Index trade. However, with respect to any other Basket Component, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

●	An investment in the notes will involve risks associated with investments that are linked to the equity securities of issuers from emerging markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The Bank of Nova Scotia ("BNS") has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS's Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.